UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CITIGROUP INC.

(Name of Subject Company (Issuer))

CITIGROUP INC.

(Name of Filing Persons (Offeror))

Depositary shares representing fractional interests in:

8.500% Non-Cumulative Preferred Stock, Series F

8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E

8.125% Non-Cumulative Preferred Stock, Series AA

6.500% Non-Cumulative Convertible Preferred Stock, Series T

172967556 172967ER8 172967572 172967598
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Julie Bell Lindsay, Esq.

Assistant General Counsel-Finance

Citigroup Inc.

399 Park Avenue

New York, NY 10043

(212) 559-1000

(Name Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,379,881,910 (1)	$634,997.41(2)

(1)

Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of depositary shares representing fractional interests in (i) 8.500% Non-Cumulative Preferred Stock, Series F (the “Series F Preferred Stock”); (ii) 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”); (iii) 8.125% Non-Cumulative Preferred Stock, Series AA (the “Series AA Preferred Stock”) and (iv) 6.5% Non-Cumulative Convertible Preferred Stock, Series T (the “Series T Preferred Stock”), assuming that 100% of the depositary shares representing fractional interests in

Series F Preferred Stock, Series E Preferred Stock, Series AA Preferred Stock and Series T Preferred Stock are accepted for exchange. The Transaction Valuation of $11,379,881,910 was calculated as follows: the sum of (i) the product of (a) $19.56, the average of the high and low prices per depositary share representing fractional interests in Series F Preferred Stock on June 17, 2009 and (b) 81.6 million, the maximum number of depositary shares representing fractional interests in Series F Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers (as defined below); (ii) the product of (a) $785.00, the average of the high and low prices per depositary share representing fractional interests in Series E Preferred Stock on June 17, 2009 and (b) 6.0 million, the maximum number of depositary shares representing fractional interests in Series E Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers; (iii) the product of (a) $19.54, the average of the high and low prices per depositary share representing fractional interests in Series AA Preferred Stock on June 17, 2009 and (b) 148.6 million, the maximum number of depositary shares representing fractional interests in Series AA Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers and (iv) the product of (a) $34.67, the average of the high and low prices per depositary share representing fractional interests in Series T Preferred Stock on June 17, 2009 and (b) 63.373 million, the maximum number of depositary shares representing fractional interests in Series T Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.00005580 and equals $634,997.41; this filing fee will be offset against the registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed on March 19, 2009, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $349,148.33	Filing Party: Citigroup Inc.
Form or Registration No.: Form S-4 (333-158100)	Date Filed: March 19, 2009

Amount Previously Paid: $168,058.19	Filing Party: Citigroup Inc.
Form or Registration No.: Amendment No. 1 to the Form S-4 (333-158100)	Date Filed: May 13, 2009

Amount Previously Paid: $117,790.89	Filing Party: Citigroup Inc.
Form or Registration No.: Schedule TO	Date Filed: June 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross –Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 18, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2009 (as so amended, this “Schedule TO”) and is filed by Citigroup Inc. (the “Company”), a Delaware corporation. This Schedule TO relates to the Company’s offers to exchange any and all of the issued and outstanding depositary shares (“Public Preferred Depositary Shares”) representing fractional interests in shares of the series of the Company’s preferred stock (the “Public Preferred Stock”) listed below for newly issued shares of the Company’s common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the prospectus, dated July 17, 2009, which forms part of the Company’s Registration Statement on Form S-4 (File No. 333-158100) originally filed with the Securities and Exchange Commission on March 19, 2009 (as amended through the date hereof, the “Registration Statement”), and the related letter of transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectfully (which, together with any amendments or supplements thereto, collectively constitute the “Public Preferred Depositary Exchange Offers”). The series of the Company’s Public Preferred Stock in which the Public Preferred Depositary Shares represent fractional interests and which are subject to the Public Preferred Depositary Exchange Offers are the Company’s: 8.500% Non-Cumulative Preferred Stock, Series F, 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E, 8.125% Non- Cumulative Preferred Stock, Series AA, and 6.500% Non-Cumulative Convertible Preferred Stock, Series T.

Item 3.	Identity and Background of Filing Person.

Item 3(a) of the Schedule TO is hereby amended and supplemented by replacing the list of directors and officers of the Company set forth in Item 3(a) with the following:

Name	Position
C. Michael Armstrong	Director

Alain J.P. Belda	Director

Timothy C. Collins	Director

John M. Deutch	Director

Jerry A. Grundhofer	Director

Robert L. Joss	Director

Andrew N. Liveris	Director

Anne Mulcahy	Director

Michael E. O’Neill	Director

Richard D. Parsons	Chairman

Lawrence R. Ricciardi	Director

Judith Rodin	Director

Robert L. Ryan	Director

Anthony M. Santomero	Director

Diana L. Taylor	Director

William S. Thompson, Jr.	Director

Shirish Apte	CEO, South Asia

Don Callahan	Chief Administrative Officer

Michael L. Corbat	CEO, Citi Holdings

Terri Dial	CEO, Consumer Banking North America; Global Head, Consumer Strategy

John Gerspach	Chief Financial Officer

John Havens	CEO, Institutional Clients Group

Michael S. Helfer	General Counsel and Corporate Secretary

Lewis B. Kaden	Vice Chairman

Edward J. Kelly, III	Vice Chairman

Brian Leach	Chief Risk Officer

Gene McQuade	CEO, Citibank, N.A.

Manuel Medina-Mora	Chairman & CEO, Latin America & Mexico

William J. Mills	CEO, Western Europe, Middle East and Africa

Vikram S. Pandit	Chief Executive Officer, Director

Jeffrey R. Walsh	Controller and Chief Accounting Officer

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by inserting the following paragraph at the end thereof:

On July 30, 2009, the Company issued a press release announcing the final results of the Public Preferred Depositary Exchange Offers, which expired at 5:00 p.m., New York City time, on July 24, 2009. Copies of the press release announcing the final results of the Public Preferred Depositary Exchange Offers is filed herewith as Exhibit (a)(1)(G) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(G) Press Release, dated July 30, 2009.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITIGROUP INC.

By:	/s/ Michael S. Helfer
Name:	Michael S. Helfer
Title:	General Counsel and Corporate Secretary

Date: July 30, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Prospectus, dated July 17, 2009 (incorporated by reference to the Registration Statement).*

(a)(1)(B)	Letter of Transmittal for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.2 to the Registration Statement).*

(a)(1)(C)	Letter to Brokers for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.29 to the Registration Statement).*

(a)(1)(D)	Soliciting Dealer Form (incorporated by reference to Exhibit 99.28 to the Registration Statement).*

(a)(1)(E)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed May 11, 2009).*

(a)(1)(F)	Annual Report on Form 10-K for the year ended December 31, 2009 (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 filed February 27, 2009).*

(a)(1)(G)	Press Release, dated July 30, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed July 30, 2009).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Press Release and Transaction Outline, each dated February 27, 2009 (incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Current Report on Form 8-K filed February 27, 2009).*

(a)(5)(B)	Fact Sheet “Additional Information About Citi Proposal to Exchange Common Stock for Existing Preferred Stock and Trust Preferred Securities” dated March 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 2, 2009).*

(a)(5)(C)	Press Release, dated June 10, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).*

(a)(5)(D)	Press Release dated June 16, 2009 (incorporated by reference to the Company’s Form 425 filed June 16, 2009).*

(b)	Not Applicable.

(d)(1)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Registration Statement on Form S-3 filed December 15, 1998 (No. 333-68949)).*

(d)(2)	Certificate of Designation of 8.50% Non-Cumulative Preferred Stock, Series F, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).*

(d)(3)	Certificate of Designation of 8.40% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).*

(d)(4)	Certificate of Designation of 8.125% Non-Cumulative Preferred Stock, Series AA, of the Company (incorporated by reference to Exhibit 3.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).*

(d)(5)	Certificate of Designation of 6.5% Non-Cumulative Convertible Preferred Stock, Series T, of the Company (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).*

(d)(6)	Deposit Agreement, dated May 13, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.500% Non-Cumulative Preferred Stock, Series F) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).*

Exhibit No.	Description
(d)(7)	Deposit Agreement, dated April 28, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.400% Fixed Rate/Floating Rate Preferred Stock, Series E) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).*

(d)(8)	Deposit Agreement, dated January 25, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.125% Non-Cumulative Preferred Stock, Series AA) (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).*

(d)(9)	Deposit Agreement, dated January 23, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 6.5% Non-Cumulative Convertible Preferred Stock, Series T) (incorporated by reference to Exhibit 4.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).*

(d)(10)	Warrant, dated October 28, 2008, issued by the Company to the United States Department of the Treasury (the “UST”) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 30, 2008).*

(d)(11)	Warrant, dated December 31, 2008, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 31, 2008).*

(d)(12)	Warrant, dated January 15, 2009, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 16, 2009).*

(d)(13)	Exchange Agreement, dated March 18, 2009 between Citigroup Inc. and Government of Singapore Investment Corporation Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Registration Statement).*

(d)(14)	Exchange Agreement dated March 18, 2009 between Citigroup Inc. and Capital Research Global Investors and schedule of substantially identical exchange agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement).*

(d)(15)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and the UST (incorporated by reference to Exhibit 10.3 to the Registration Statement).*

(d)(16)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and Federal Deposit Insurance Corporation (incorporated by reference to Exhibit 10.4 to the Registration Statement).*

(d)(17)	Voting Trust Agreement dated as of June 15, 2009 between Citigroup Inc. and BNY Mellon Trust of Delaware, as trustee (incorporated by reference to Exhibit 99.1 to the Registration Statement).*

(d)(18)	Tax Benefits Preservation Plan (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).*

(d)(19)	Form of Certificate of Designation of Series R Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 12, 2009).*

(g)	Broker Alert for Public Preferred Depositary Shares (incorporated by reference to Exhibit 99.31 to the Registration Statement).*

(h)	Opinion of Cleary Gottlieb Steen & Hamilton LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).*

*	Previously filed.